Exhibit 99.3

KPMG LLP

Chartered Professional Accountants

PO Box 10426

777 Dunsmuir Street

Vancouver, BC V7Y 1K3

Tel (604) 691-3000

Fax (604) 691-3031

www.kpmg.ca

Alberta Securities Commission;

British Columbia Securities Commission;

Financial and Consumer Affairs Authority of Saskatchewan;

The Manitoba Securities Commission;

Ontario Securities Commission;

Autorité des marchés financiers;

Financial and Consumer Services Commission (New Brunswick);

Nova Scotia Securities Commission;

Office of the Superintendent of Securities, Service Newfoundland and Labrador;

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island);

Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories;

Office of the Yukon Superintendent of Securities, Community Services, Yukon Government; and

Nunavut Securities Office, Department of Justice, Government of Nunavut

March 2, 2020

Dear Sir/Madam

Re:	Notice of Change of Auditors of Turquoise Hill Resources Ltd.

We have read the Notice of Turquoise Hill Resources Ltd. dated February 27, 2020 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.